UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

YuMe, Inc.

(Name of Subject Company)

YuMe, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98872B104

(CUSIP Number of Class of Securities)

Paul Porrini

YuMe, Inc.

1204 Middlefield Road

Redwood City, California 94063

(650) 591-9400

(Name, Address and Telephone Number of Person Authorized

to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

James J. Masetti, Esq.

Christina F. Pearson, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of YuMe, Inc., a Delaware corporation (“YuMe”) filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2018 (as amended on January 16, 2018 and January 26, 2018, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Redwood Merger Sub I, Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of RhythmOne plc, a public limited company incorporated and registered in England and Wales (“RhythmOne” or “Parent”), to acquire all of the outstanding shares of the common stock of YuMe, $0.001 par value per share (the “Shares”), in exchange for consideration, for each share validly tendered and not withdrawn, in the form of (i) $1.70 in cash and (ii) 0.7325 ordinary shares of RhythmOne (“RhythmOne Shares”), plus cash in lieu of any fractional shares, in each case, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated January 4, 2018 and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(1)(i), respectively, to the Tender Offer Statement on Schedule TO filed by RhythmOne and Purchaser with the SEC on January 4, 2018, as amended.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information to be Furnished.

I.	Item 8 of the Schedule 14d-9 is hereby amended and supplemented by adding a new subsection entitled “Completion of the Offer” as the last section in Item 8:

The Offer expired as scheduled at one minute following 11:59 p.m. Pacific time on February 1, 2017 (the “Expiration Time”) and was not extended. Computershare Trust Company, N.A., the depositary and exchange agent (the “Exchange Agent”) for the Offer, advised RhythmOne and the Purchaser that, as of the Expiration Time, a total of 26,122,350 Shares had been validly tendered and not properly withdrawn from the Offer, which tendered Shares represented approximately 74.4% of the Shares outstanding. All conditions to the Offer having been satisfied (or waived), the Purchaser accepted for payment all such Shares validly tendered and not properly withdrawn prior to the Expiration Time, and payment for such Shares is being made to the Exchange Agent, which will act as the paying agent for tendering Company stockholders for the purpose of receiving payments for tendered Shares and transmitting such payments to tendering Company stockholders whose Shares have been accepted for payment, in accordance with the terms of the Offer.

Following consummation of the Offer, the Purchaser intends to acquire the remaining Shares through the First Merger. The Purchaser will have acquired a sufficient number of Shares to complete the First Merger without a vote of the stockholders of the company pursuant to Section 251(h) of the DGCL. Accordingly, the First Merger will be completed pursuant to Section 251(h) of the DGCL. At the effective time of the First Merger, each Share then outstanding will be converted into the right to receive the Transaction Consideration (other than shares held in the treasury of YuMe and Shares held by RhythmOne and its affiliates, and Shares held by YuMe Stockholders who have validly asserted appraisal rights under the DGCL). Following the First Merger, all Shares will be delisted from the NYSE and deregistered under the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YUME, INC.

By:	/s/ Paul Porrini
	Name:	Paul Porrini, Chief Executive Officer

Dated: February 2, 2018